FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2004.

Total number of pages: 5.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number
1. [Summary of New Year’s Greeting to Employees by President & CEO Nobuyuki Koga]	4
2. [Announcement of Third-Quarter Operating Results for Fiscal Year Ending March 2004]	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Senior Managing Director

Date:    January 6, 2004

Tokyo, 05 January 2004

Summary of New Year’s Greeting to Employees by President & CEO Nobuyuki Koga

Happy New Year!

I have repeatedly dubbed the securities industry an industry of intellectual creativity; this year I would like to add that it is also a versatile industry capable of responding to change. I say this because I believe that as change and reform become a routine part of our lives we should be ever mindful that the securities industry continues to adapt itself to the changing environment. The everyday occurrence of change presents significant opportunities to the securities industry, and the ability to chart a course to guide customers through such changes forms part of our business and is a source of continued growth. Therefore, I would like for us to be vividly aware of the fact that if we lose sight of this our business will be depleted of its very lifeblood.

Change comes in many guises, among which include the sort that occur unheralded, almost before one realizes it. Many such changes have taken place in recent years. What we must pay particular attention to is the fact that a definite change in people’s minds is also taking place against the background of visible changes happening around us. So as not to lose sight of such changes, it is important that we face things with an open mind regardless of predictions and focus our efforts firmly on the facts before our very eyes. We must apply our collective creativity and intellectual capital to all changes that we face. I would like to impress upon you that this kind of activity epitomizes the very essence of our business.

I would like to make 2004 a year of creativity through insightful and stimulating debate in keeping with the spirit of Nomura’s tradition.

                                                                                                                    Ends

For further information please contact:

Name	Company	Telephone

Masafumi Yoshino Tsukasa Noda James Pobjoy	Nomura Securities Co., Ltd Corporate Communications Dept., Nomura Group Headquarters	81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

Tokyo, 6 January 2004

Announcement of Third-Quarter Operating Results for Fiscal Year Ending March 2004

Nomura Holdings, Inc. plans to announce at 1500 JST on January 29 its third-quarter operating results for the year ending March 31, 2004. The financial statements and presentation materials will be available on our Web page (www.nomura.com) twelve hours after the announcement.

A real-time broadcast (audio only) of the telephone conference is scheduled to be delivered on our Web page (www.nomura.com).

Schedule for telephone conference: January 30, 2004	2200 (JST) 0800 (New York time) 1300 (UK time)

                                                                                                        Ends

For further information please contact:

Name	Company	Telephone

Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

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